SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 28900; File No. 812-13516-01]

Grail Advisors LLC and Grail Advisors ETF Trust; Notice of Application

September 14, 2009

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application under section 6(c) of the Investment Company Act of 1940 ("Act") for an exemption from section 15(a) of the Act and rule 18f-2 under the Act, as well as from certain disclosure requirements.

Summary of the Application: Applicants, including an actively-managed open-end exchange traded fund, request an order that would permit them to enter into and materially amend subadvisory agreements without shareholder approval and would grant relief from certain disclosure requirements.

Applicants: Grail Advisors LLC ("Manager") and Grail Advisors ETF Trust ("Trust").

Filing Dates: The application was filed on April 10, 2008, and amended on May 15, 2009, and September 14, 2009.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on October 7, 2009 and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants, c/o Mr. William M. Thomas, Grail Advisors, LLC, One Ferry Building, Suite 255, San Francisco, CA 94111.

For Further Information Contact: Jean E. Minarick, Senior Counsel, at (202) 551-6811, or Michael W. Mundt, Assistant Director, at (202) 551-6821 (Division of Investment Management, Office of Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's Web site by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.   The Trust is organized as a Delaware statutory trust and is registered under the Act as an open-end management investment company. The Trust operates as an actively-managed exchange traded open-end fund ("ETF") in reliance on an exemptive order.[1] The Trust currently has two initial funds ("Initial Funds"); additional funds (together with the Initial Funds, the "Funds") may be added in the future. Each Fund has its own investment objective(s), policies and restrictions.

2.   The Manager, a Delaware limited liability company, is registered as an investment adviser under the Investment Advisers Act of 1940 ("Advisers Act"). The Manager is a majority-owned subsidiary of Grail Partners LLC. The Manager serves as the investment adviser to the Initial Funds and will serve as investment adviser to any other Fund. The Manager has an

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[1]   Grail Advisors, LLC and Grail Advisors' Alpha ETF Trust, Investment Company Act Rel. Nos. 28571 (Dec. 23, 2008) (notice) and 28604 (Jan. 16, 2009) (order).

investment advisory agreement with the Trust for the Initial Funds (an "Investment Advisory

Agreement") approved by the board of trustees of the Trust (the "Board"), including a majority of

the trustees who are not "interested persons," as defined in section 2(a)(19) of the Act (the

"Independent Board Members"), and the shareholders of each Fund.[2]

       3.   Under the Investment Advisory Agreement, the Manager is responsible for

providing a program of continuous investment management to each Fund in accordance with the

investment objective, policies and limitations of the Fund. The Investment Advisory Agreement

permits the Manager to enter into separate advisory agreements ("Sub-Advisory Agreements")

with sub-advisers ("Sub-Advisers"). Each Sub-Adviser is, and any future Sub-Adviser will be,

registered as an investment adviser under the Advisers Act. The specific investment decisions

for each Fund are made by the Manager based on purchase and sale recommendations from one

or more Sub-Advisers selected by the Manager to focus on all or a portion of the assets of the

Fund or, at the discretion of the Manager, by the Sub-Advisers themselves with respect to the

portion of any Fund portfolio allocated to them, subject to the general supervision by the

Manager and the Board. The Manager will select Sub-Advisers based on an evaluation of the

Sub-Adviser's performance, the Sub-Adviser's fees and services in relation to other investment

advisers performing similar services, the nature of the advice provided by the Sub-Adviser and

the Sub-Adviser's reputation in the investment community. Sub-Advisers must be approved by

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[2]   Applicants also request relief with respect to future Funds and any other existing or future registered open-end management investment company or series thereof that: (a) is advised by the Manager or any person controlling, controlled by, or under common control with the Manager (included in the term "Manager"); (b) uses the management structure described in the application; and (c) complies with the terms and conditions contained in the application (included in the term "Funds"). The Trust is the only existing investment company that currently intends to rely on the requested order. If the name of any Fund contains the name of a Sub-Adviser (as defined below), the name of the Manager, including the legal name of the Manager and/or any "doing business as" or business unit names used by the Manager, will precede the name of the Sub-Adviser.

the Board, including a majority of the Independent Board Members. The Manager will monitor

and evaluate the performance of Sub-Advisers and recommend to the Board their hiring,

termination and replacement. The Manager will compensate each Sub-Adviser out of the

advisory fees paid to the Manager by the Fund.

4.   Applicants request an order to permit the Manager, subject to Board approval, to

enter into and materially amend Subadvisory Agreements without obtaining shareholder

approval. The requested relief will not extend to any Sub-Adviser who is an affiliated person, as

defined in section 2(a)(3) of the Act, of a Fund, the Trust or the Manager, other than by reason of

serving as a Sub-Adviser to one or more of the Funds ("Affiliated Sub-Adviser").

5.   Applicants also request an exemption from the various disclosure provisions

described below that may require the Funds to disclose fees paid by the Manager to the Sub-

Advisers. An exemption is requested to permit a Fund to disclose (both as a dollar amount and

as a percentage of the Fund's net assets): (a) the aggregate fees paid to the Manager and any

Affiliated Sub-Advisers; and (b) the aggregate fees paid to Sub-Advisers other than Affiliated

Sub-Advisers (collectively, "Aggregate Fee Disclosure"). Any Fund that employs an Affiliated

Sub-Adviser will provide separate disclosure of any fees paid to the Affiliated Sub-Adviser.

6.   Applicants state that the requested relief is unusual insofar as the requested order

seeks relief for an ETF. However, applicants believe that operations of the Funds under the

requested order address the concerns historically considered by the Commission when granting

identical relief to mutual funds. Applicants believe that similar to shareholders of a mutual fund

who may "vote with their feet" by redeeming their individual shares at net asset value ("NAV")

if they do not approve of a change in sub-adviser or sub-advisory agreement, Fund shareholders

will be able to sell shares in the secondary market at negotiated prices that closely track the relevant Fund's NAV if they do not approve of a change. Applicants state that the Funds will rely on the same delivery mechanisms currently used by certain mutual funds to ensure that shareholders who purchase shares in the secondary market receive a prospectus and all of the information that would have been provided in a proxy statement, except for the modifications discussed below, in an information statement. Applicants note that the requested relief is not broader in scope than the relief previously granted to mutual funds.

Applicants' Legal Analysis:

1.   Section 15(a) of the Act provides, in relevant part, that it is unlawful for any person to act as an investment adviser to a registered investment company except pursuant to a written contract that has been approved by a vote of a majority of the company's outstanding voting securities. Rule 18f-2 under the Act provides that each series or class of stock in a series investment company affected by a matter must approve the matter if the Act requires shareholder approval.

2.   Form N-1A is the registration statement used by open-end investment companies. Item 14(a)(3) of Form N-1A requires disclosure of the method and amount of the investment adviser's compensation.[3]

3.   Rule 20a-1 under the Act requires proxies solicited with respect to an investment company to comply with Schedule 14A under the Securities Exchange Act of 1934 ("Exchange Act"). Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, taken together, require a proxy statement for a shareholder meeting at which the advisory contract will be voted upon to include the "rate of compensation of the investment adviser," the "aggregate amount of

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[3]   Form N-1A was recently amended by the Commission, effective March 31, 2009, and Item 14(a)(3) should be read to refer to Item 19(a)(3) for each Fund when that Fund begins using the revised form.

the investment adviser's fees," a description of the "terms of the contract to be acted upon," and, if a change in the advisory fee is proposed, the existing and proposed fees and the difference between the two fees.

4.   Form N-SAR is the semi-annual report filed with the Commission by registered investment companies. Item 48 of Form N-SAR requires investment companies to disclose the rate schedule for fees paid to their investment advisers, including the Sub-Advisers.

5.   Regulation S-X sets forth the requirements for financial statements required to be included as part of investment company registration statements and shareholder reports filed with the Commission. Sections 6-07(2)(a), (b) and (c) of Regulation S-X require that investment companies include in their financial statements information about investment advisory fees.

6.   Section 6(c) of the Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the Act, or from any rule thereunder, if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants seek the same relief previously granted to mutual funds, and believe that the requested relief is equally appropriate for ETFs. Applicants state that the requested relief meets the necessary standards for the reasons discussed below.

7.   Applicants assert that the shareholders rely on the Manager to select and monitor the Sub-Advisers best suited to achieve a Fund's investment objectives. Applicants contend that, from the perspective of the investor, the role of the Sub-Advisers is comparable to that of individual portfolio managers employed by traditional investment advisory firms. Applicants state that requiring shareholder approval of each Sub-Advisory Agreement would impose costs

and unnecessary delays on the Funds, and may preclude the Manager from acting promptly in a manner considered advisable by the Board. Applicants note that the Investment Advisory Agreements and any Sub-Advisory Agreement with an Affiliated Sub-Adviser will remain subject to section 15(a) of the Act and rule 18f-2 under the Act.

8.   Applicants assert that many Sub-Advisers use a "posted" rate schedule to set their fees. Applicants state that, while Sub-Advisers are willing to negotiate fees lower than those posted in the schedule, they are reluctant to do so when the fees are disclosed to other prospective and existing customers. Applicants submit that the requested relief will encourage potential Sub-Advisers to negotiate lower subadvisory fees with the Manager.

Applicants' Conditions:

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.   Before a Fund may rely on the requested order, the operation of the Fund in the manner described in the application will be approved by a majority of the Fund's outstanding voting securities, as defined in the Act, or, in the case of a Fund whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the sole initial shareholder before offering the Fund's shares to the public.

2.   Each Fund will disclose in its prospectus the existence, substance and effect of the order granted pursuant to the application. In addition, each Fund will hold itself out to the public as employing the management structure described in the application. The prospectus will prominently disclose that the Manager has ultimate responsibility, subject to oversight by the Board, to oversee the Sub-Advisers and recommend their hiring, termination, and replacement.

3.   Within 90 days of the hiring of any new Sub-Adviser, the Manager will furnish

shareholders all information about the new Sub-Adviser that would be included in a proxy

statement, except as modified to permit the Aggregate Fee Disclosure. This information will

include Aggregate Fee Disclosure and any change in such disclosure caused by the addition of a

new Sub-Adviser. To meet this obligation, the Fund will provide shareholders of the applicable

Fund within 90 days of the hiring of a new Sub-Adviser with an information statement meeting

the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the

Exchange Act, except as modified by the order to permit Aggregate Fee Disclosure.

4.   The Manager will not enter into a Sub-Advisory Agreement with any Affiliated

Sub-Adviser without that agreement, including the compensation to be paid thereunder, being

approved by the shareholders of the applicable Fund.

5.   At all times, at least a majority of the Board will be Independent Board Members

and the nomination of new or additional Independent Board Members will be at the discretion of

the then-existing Independent Board Members.

6.   When a change of Sub-Adviser is proposed for a Fund with an Affiliated Sub-

Adviser, the Board, including a majority of the Independent Board Members, will make a

separate finding, reflected in the applicable Board minutes, that such change is in the best

interests of the Fund and its shareholders and does not involve a conflict of interest from which

the Manager or an Affiliated Sub-Adviser derives an inappropriate advantage.

7.   The Manager will provide general management services to each Fund, including

overall supervisory responsibility for the general management and investment of the Fund's

assets and, subject to review and approval of the Board, will, for each Fund: (a) set the Fund's

overall investment strategies; (b) evaluate, select and recommend Sub-Advisers to provide purchase and sale recommendations to the Manager or investment advice to all or a part of the

Fund's assets; (c) when appropriate, allocate and reallocate the Fund's assets among multiple

Sub-Advisers; (d) monitor and evaluate the Sub-Advisers' performance; and (e) implement

procedures reasonably designed to ensure compliance by the Sub-Advisers with the Fund's

investment objective, policies and restrictions.

8.   No director, trustee or officer of the Trust or a Fund, or director or officer of the

Manager, will own directly or indirectly (other than through a pooled investment vehicle over

which such person does not have control), any interest in a Sub-Adviser except for:

(a) ownership of interests in the Manager or any entity that controls, is controlled by, or is under

common control with the Manager; or (b) ownership of less than 1% of the outstanding securities

of any class of equity or debt of any publicly traded company that is either a Sub-Adviser or an

entity that controls, is controlled by, or is under common control with a Sub-Adviser.

9.   Each Fund will disclose in its registration statement the Aggregate Fee

Disclosure.

10.   Independent legal counsel, as defined in rule 0-1(a)(6) under the Act, has been

and will continue to be engaged to represent the Independent Board Members. The selection of

such counsel will be within the discretion of the then-existing Independent Board Members.

11.   In the event the Commission adopts a rule under the Act providing substantially

similar relief to that in the order requested in the application, the requested order will expire on

the effective date of that rule.

12.   The Manager will provide the Board, no less frequently than quarterly, with

information about the Manager's profitability on a per Fund basis. This information will reflect the impact on profitability of the hiring or termination of any Sub-Adviser during the applicable quarter.

13.   Whenever a Sub-Adviser is hired or terminated, the Manager will provide the Board with information showing the expected impact on the profitability of the Manager.

For the Commission, by the Division of Investment Management, under delegated authority.

Florence E. Harmon
Deputy Secretary